February 21, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

	Re:	Chico’s FAS, Inc. Form 10-K for the Fiscal Year Ended February 2, 2013 Filed March 20, 2013 Response dated December 16, 2013 File No. 001-16435

Dear Ms. Jenkins:

We are in receipt of the January 28, 2014 comment letter (the “Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Chico’s FAS, Inc. (the “Company”). We respectfully submit the following response to the comment reflected in the Letter.

For your convenience, we have repeated below the specific comment that the Staff made in the Letter in boldface type and have set forth our response immediately following the comment.

We understand that you will be reviewing this response and may have additional comments. We welcome any questions you may have concerning our response. Please feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 2, 2013

Executive Compensation, page 58

1. It remains unclear from your response to prior comment 1 in our letter dated December 30, 2013 how the restricted stock awards were determined. We note your statement that the change from issuing stock options to issuing full value shares primarily accounts for the change in the value of restricted stock awards shown in

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the table on page 49. It is unclear what portion of the increases in the restricted stock awards is attributable to such a change, in part, given your statement that you replaced the stock option grant with PSUs. We note, for example, that David Dyer appears to have received 100,000 restricted stock awards during the fiscal year ended January 28, 2012 and no option awards, yet he received 136,576 restricted stock awards in the fiscal year ended February 2, 2013, a significant increase.

Furthermore, it is also unclear how you determined the target and maximum amounts as set forth in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column in the Fiscal Grants of Plan Based Awards table. Finally, it is unclear how you determined the actual number of shares issued to your NEOs under your equity plans, as such number is set forth in footnote 3 to the Fiscal Grants of Plan Based Awards table, and how such number relates to the dollar amount disclosed in the “Stock Awards” column in the Summary Compensation Table.

Please provide us with, and in your future filings, as applicable, provide substantive analysis and insight of how the restricted stock awards were determined with respect to each named executive officer, including what comparative data was considered and how the factors considered led to the increases awarded. To the extent the aggregate awards of restricted stock, performance shares and PSUs increased, please clarify what portion of the increase was allocable to the replacement of the stock option grant and what portion was due to other factors and explain those factors. For example, it appears the aggregate awards during the fiscal year ended January 28, 2012 to Donna Colaco were based on approximately 80,000 shares but this increased to 100,000 shares in the fiscal year ended February 2, 2013, an increase of 25%.

Company’s Response:

In order to address the Staff’s questions completely, we believe it is best to address the three distinct questions within the Staff’s comment separately. All references within our responses refer to our May 10, 2013 proxy statement.

1. How does the Company’s Compensation and Benefits Committee determine the restricted awards for the NEOs?

All compensation related decisions, including the restricted stock awards, are determined through the lens of our overall compensation philosophy and objectives. Our overall compensation philosophy and objectives are set forth in detail within the Compensation Discussion and Analysis section of the proxy. (Proxy p. 37-38.) When considering the amount of restricted stock awards to be granted to NEOs, the Committee’s philosophy is that:

•	compensation should reflect the comparative value of the particular job in the marketplace and should be competitive with the pay of similarly-situated executives at companies that we compete with for talent; and

•	associates at higher levels (such as NEOs) should have an increasing portion of their compensation tied to the Company’s performance. (Proxy p. 37.)

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Accordingly, the decision the Committee makes on NEO compensation is, at its very core, a market driven decision. In making compensation decisions, the Committee reviews all compensation components for the NEOs and compares each element of compensation against a peer group of publicly-traded retailers. (Proxy p. 39.) In setting the various elements of NEO compensation, the Committee believes that a substantial portion of an individual NEO’s compensation should be “at-risk,” which we define as the bonus payments at the target level under our Executive Cash Bonus Incentive Plan and the targeted economic value of equity awards. (Proxy p. 39.) Thus the Committee, armed with the market data from its independent compensation consultant and with a bias to have a significant portion of the NEO compensation be at risk, establishes an equity compensation program for each NEO designed to deliver a specific, market competitive, equity value.

The Committee has established general guidelines for the economic value of equity awards to be paid to each NEO, based upon the relevant market and comparative data provided by its independent compensation consultant. (Proxy p. 43.) These general guidelines are intended to be flexible and are designed to reflect factors relating to, among other things, the individual performance and responsibilities of the particular NEO and the management team as a whole, which play an important role in determining the specific value of restricted stock awarded to any particular NEO. (Proxy p. 43.) Moreover, the targeted value of the equity compensation to be awarded to a NEO, which fluctuates over time based on the competitive market, as well as the stock price of the Company’s stock, which also fluctuates over time, affects the actual number of shares awarded in any given year. Thus, any change from year to year in the number of shares awarded to any particular NEO are reflective of the then current market conditions for the NEOs compensation, the Company’s bias towards long-term compensation for its NEOs, and the stock price of the Company’s stock at the time of grant.

2. How does the Company determine the target and maximum amounts of equity awards as set forth in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column in the Fiscal Grants of Plan Based Awards table?

As discussed above, each year the Committee establishes the value that the NEOs are to receive in equity compensation; approximately 50% of which is in the form of performance share units (“PSUs”) based upon market conditions. In keeping with the Company’s pay-for-performance philosophy, NEOs have the opportunity to earn between 0 – 125% of the targeted number of PSUs, with the actual number of PSUs earned based on the Company’s RONA target as set forth under the Company’s bonus plan. (Proxy p. 43-44.) RONA performance metrics are set forth in the chart in the proxy. (Proxy p. 42.) The target amount in the Estimated Future Payouts Under Equity Incentive Plan Awards column of the Fiscal Grants of Plan Based Awards

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table reflects the number of PSUs that an NEO will earn if the Company meets its RONA target under the Company’s bonus plan. (Proxy pp. 40-41, 44.) The maximum amount as set forth in the Estimated Future Payouts Under Equity Incentive Plan Awards column in the Fiscal Grants of Plan Based Awards table reflects the maximum number of PSUs an NEO will earn (125% of target) if the Company meets or exceeds the designated maximum RONA metric. (Proxy pp. 40-41, 44.)

In response to the Staff’s overall comments and questions, we will clarify our future filings with more particularity how we view and value generally the various components of compensation when making compensation decisions, by adding a new paragraph to the end of the Compensation Philosophy Objectives section that we would expect to be similar to the following:

The decision the Committee makes on NEO compensation is, at its very core, a market driven decision. In making compensation decisions, the Committee reviews all compensation components for the NEOs and compares each element of compensation against a peer group of publicly-traded retailers. In setting the various elements of NEO compensation, the Committee believes that a substantial portion of an individual NEO’s compensation should be “at-risk,” which we define as the bonus payments at the target level under our Executive Cash Bonus Incentive Plan and the targeted economic value of equity awards. Thus the Committee, armed with the market data from its independent compensation consultant and with a bias to have a significant portion of the NEO compensation be at risk, establishes an equity compensation program for each NEO designed to deliver a specific, market competitive, equity value.

In addition, and as set forth in our January 13, 2014 response, we also will clarify in our future filings the discussion in the third paragraph of the Long-Term Incentive Stock-Based Compensation section of CD&A that we would expect to be substantially similar to the following:

The Committee, in consultation with Cook and with the approval of the Board, determines the stock-based compensation for the CEO. The Committee, upon the recommendation by the CEO and CHRO, also makes final decisions regarding stock-based compensation awards for other NEOs. The Committee has established general guidelines for the value of the long-term incentive compensation to be granted to each NEO based upon relevant market and comparative data provided by Cook and the NEOs position within the Company. In determining the size of the individual stock-based awards, the Committee also considers the amount of stock-based awards outstanding and previously granted, the amount of stock-based awards remaining available for grant under the 2012 Omnibus Plan, the aggregate amount of current awards, and the amount of awards believed necessary to attract and retain key talent. Also stock-based awards vest over time as a means to encourage the recipient to remain in service with us.

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3. How does the Company determine the actual number of shares issued to your NEOs as such number is set forth in footnote 3 to the Fiscal Grants of Plan Based Awards table?

NEOs have the opportunity to earn between 0 – 125% of the targeted number of PSUs, with the actual number of PSUs earned based on the Company’s RONA targets as set forth in the Company’s bonus plan. (Proxy p. 44.) Footnote 3 to the Fiscal Grants of Plan Based Awards table sets forth the actual number of PSUs earned by each NEO based upon the Company’s RONA performance in fiscal 2012. You will note that the number of PSUs earned is greater than the target but less than the maximum as set forth in the Estimated Future Payouts Under Equity Incentive Plan Awards column of the Fiscal Grants of Plan Based Awards table. As explained more fully in the Proxy, this means that the Company exceeded its RONA target for fiscal 2012, but did not reach the maximum RONA goal for the year.

If you have any questions or comments with regard to the foregoing, please contact me at (239) 274-4947.

Sincerely,

/s/ Pamela K. Knous

Pamela K. Knous

Executive Vice President,

Chief Financial Officer